Room 4561

January 28, 2008

W. Russell Smith, III
CEO
Vsurance, Inc.
540 N Golden Circle, Suite 304
Santa Ana, CA 92705

       Re: Vsurance, Inc.
              Revised Preliminary Information Statement on Schedule 14C
              Filed January 10, 2008
              File No. 0-52279

Dear Mr. Smith:

We have reviewed your letter dated January 25, 2008 and have the following comments.

Security Ownership of Certain Beneficial Owners and Management, page 3

1.   We note your response to comment 1 of our letter dated January 24, 2008. Please provide a detailed description of the relationship between Mr. McGuirk and the 12 shareholders identified in Item 1 of Exhibit A to your letter. Please also indicate if there are any written or oral agreements between Mr. McGuirk and these shareholders. Finally, please provide a substantive analysis supporting your position that Mr. McGuirk's relationship with these shareholders imposes upon him a fiduciary duty as contemplated by Rule 14a-1(l)(2)(iv)(B) under the Exchange Act.

2.   Please provide a detailed description of the discussions between Mr. McGuirk and the six shareholders identified in Item 2 of Exhibit A to your letter that resulted in the six shareholders furnishing their written consents for the actions described in your filing. Please explain the basis for your belief that Mr. McGuirk did not engage in a proxy solicitation, given that, for example, the shareholders provided their written consents to Mr. McGuirk rather than directly to the Company.

3.   Exhibits C and D to your letter indicate that your Class E preferred stock is non-voting. However, the table on page 3 of your preliminary Schedule 14C appears

to indicate that holders of your Class E preferred stock voted in favor of the actions described in your filing. Please explain this discrepancy.

Material Terms of the New Class of Preferred Shares, page 10

4.   We note your response to comment 2 of our letter dated January 24, 2008. You state in your response that your Board of Directors resolved to create your Class E preferred stock on November 28, 2007. Please explain how and when your shareholders approved the creation of your Class E preferred stock.

5.   You also appear to state in your response that you have already filed a Certificate of Amendment to Articles of Incorporation creating your Series F preferred stock. Please tell us your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act, which provides that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken.

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As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503. If you thereafter require further assistance, please call Mark Shuman, Branch Chief-Legal, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel